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                             Exhibit 11

                             Bankers Corp.
                   Computation of Earnings Per Share


                                     Three Months Ended       Nine Months Ended
                                        September 30,            September 30,
                                      -----------------       -----------------
(in thousands, except per share data)       1996     1995     1996      1995
                                            ----     ----     ----      ----
Primary:
    Average shares outstanding              12,384   12,898   12,615    12,898
    Net effect of the assumed exercise of
    stock options-based on the treasury
    stock method using average market
    price                                      244      325      252       324
                                            ------   ------   ------    ------
        Total                               12,628   13,223   12,867    13,222
                                            ======   ======   ======    ======

    Net income                              $5,022   $5,181  $17,367   $15,782

    Net income per share                     $0.40    $0.39    $1.35     $1.19

Fully Diluted:
  Average shares outstanding                12,384   12,898   12,614    12,898
  Net effect of the assumed exercise of
  stock options-based on treasury
  stock method using average market price
  or period-end market price, whichever
  is higher                                    245      328      258       337
                                            ------   ------   ------    ------
  Total                                     12,629   13,226   12,872    13,235
                                            ======   ======   ======    ======
    Net income                              $5,022   $5,181  $17,367   $15,782

    Net income per share                     $0.40    $0.39    $1.35     $1.19
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